UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                        Commission File Number 000-22020

(Check one):|X| Form 10-K|_| Form 20-F|_| Form 11-K|_| Form 10-Q|_| Form N-SAR
            |_| Form N-CSR

               For Period Ended:             December 31, 2004
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               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
               For the Transition Period
               Ended:
                                             -----------------------------------



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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CASTELLE
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Full Name of Registrant

N/A
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Former Name if Applicable

855 Jarvis Drive, Suite 100
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Address of Principal Executive Office (Street and Number)

Morgan Hill, California 95037
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
       (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
             portion thereof, will be filed on or before the fifteenth calendar day
 |X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Castelle (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") by the prescribed due date without unreasonable effort or expense due to circumstances described below. The Company seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-K.

The completion of the Company's 2004 financial statements has been delayed due to an ongoing review by the Company of its accounting practices with respect to the historical classification of certain costs of service revenues as a component of sales and marketing expenses. This review was prompted in part by the receipt in November 2004 and thereafter of a series of comment letters issued by the Office of the Chief Accountant of the Securities and Exchange Commission to the Company. As a result of this review, the Company has concluded that its historical classification of certain costs of service revenues did not conform to generally accepted accounting principles. Based on a preliminary analysis, the Company expects to reclassify approximately $700,000 in each of fiscal 2002 and 2003, and approximately $800,000 for the nine-months ended September 30, 2004 out of sales and marketing and include these amounts within cost of service revenues in its statements of operations. The reclassification will have no impact on reported revenue, net income (loss) and earnings (loss) per share for the respective periods. The misclassification, however, did result in gross profit and operating expenses being overstated by equal amounts. Consequently, the Company will restate its consolidated financial statements for fiscal 2002 and 2003 in its 2004 Annual Report on Form 10-K. The Company will also restate its unaudited quarterly consolidated financial statements for each of the 2003 and 2004 periods. The Company has concluded that the internal control deficiency that led to the errors in the historical classification of cost of service revenues is a "material weakness" as defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2.

In connection with the audit of the Company's consolidated financial statements for the year ended December 31, 2004, the Company's independent auditors, Grant Thornton LLP, concluded that the Company has an additional internal control deficiency that constituted a "material weakness." The Company had inadequate procedures in place to correctly recognize sales related to deferred support contracts. Based on a preliminary analysis, the Company has determined that as a result of this internal control deficiency, service revenues attributable to extended support contracts were overstated by approximately $50,000, $35,000 and $40,000 for the nine-months ended September 30, 2004, fiscal 2003 and fiscal 2002, respectively. These amounts should have been deferred and recognized as service revenues in subsequent periods. The revenue overstatements represent less than 1% of the Company's total sales for the respective periods. The Company has also identified an error that resulted in an overstatement of its accrual for paid-time-off beginning in 2002 and continuing through 2004. Based on a preliminary analysis, this error resulted in the overstatement of expenses by approximately $25,000 in the aggregate during fiscal 2002, 2003 and for the nine-months ended September 30, 2004. The Company will restate its consolidated financial statements for fiscal 2002 and 2003 to correct for these errors. The restated financial statements will be included in the Company's 2004 Annual Report on Form 10-K. The Company will also restate the unaudited quarterly consolidated financial statements for each of the 2003 and 2004 periods.

As a result of the material weaknesses described above, Company management will conclude that its disclosure controls and procedures were not effective as of December 31, 2004 and as of each date affected by the restatement.

The Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
 Scott C. McDonald                          (408)                 852-8000
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      (Name)                             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                |X| Yes   |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes   |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


 The anticipated changes have been communicated in Part III above.

                                    CASTELLE
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2005                By    /s/ Scott C. McDonald
                                       -----------------------------------------
                                           Scott C. McDonald
                                           President and Chief Executive Officer